FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of September, 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Interim Results




Acambis reports positive newsflow across all areas of the business


Cambridge, UK and Cambridge, Massachusetts - 13 September 2006 - Acambis plc (Acambis or the Company) (LSE: ACM, NASDAQ: ACAM) announces its results for the three and six months ended 30 June 2006.



Key points:



>        Smallpox franchise activities coming to fruition:

     o   ACAM2000:

         -  Agreement on new $30m supply order (see separate press release)
         -  Negotiations continue on long-term warm-base manufacturing contract

     o   MVA3000:

         -  International Trade Commission judge rules in Acambis' favour
         -  Submitted response to US Government's revised RFP3 tender
         - Further good progress in clinical trials; data from Phase 2 trial in line with expectations

>        R&D pipeline advancing well:

     o      ChimeriVax-JE: data from Phase 3 trials expected in fourth quarter
     o      ChimeriVax-West Nile: encouraging data from Phase 2 trial
     o C. difficile: encouraging results from Phase 1 trial in elderly subjects
     o Universal pandemic flu vaccine - plans on track for Phase 1 trial in early 2007

>        ARILVAX:

         - Acambis to receive $19m from Novartis as settlement payment, as announced yesterday
         -  Acambis retains option to negotiate global rights to product

> Intervet Inc. launches PreveNile product in US to prevent West Nile in horses. PreveNile uses ChimeriVax technology under licence from Acambis

> Increase in 2006 predictable revenue guidance to around GBP30m, including new ACAM2000 supply order



Key trading highlights

                                                               Three months ended             Six months ended
                                                                    30 June                       30 June
                                                              2006            2005          2006          2005
Revenue                                                    GBP4.6m         GBP6.4m      GBP10.6m      GBP12.4m
R&D costs                                                 GBP10.5m         GBP7.5m      GBP20.3m      GBP14.7m
Loss before tax                                         GBP(11.5)m       GBP(7.0)m    GBP(22.9)m    GBP(12.8)m
Basic loss per share                                       (11.4)p          (4.4)p       (21.9)p        (8.5)p
Basic loss per ADR                                         $(0.42)         $(0.16)       $(0.81)       $(0.30)



Gordon Cameron, Chief Executive Officer of Acambis, said:


"After many months of determined effort, we are delighted to be announcing encouraging progress across all areas of our business today. Agreement on the new ACAM2000 supply order from the US Government has significantly bolstered our smallpox franchise and the positive ruling at the ITC has vindicated our view on the MVA litigation. Our development pipeline continues to make good progress with positive clinical news on two of our lead vaccine programmes. With the balance sheet also strengthened following the ARILVAX settlement with Novartis, the outlook for Acambis is much improved as we move through the second half of the year."



Chairman's statement



OVERVIEW


At the beginning of 2006, we laid out several goals for the year. I am very pleased that we are able to report news of progress towards many of those goals.


As announced today in a separate press release, I am delighted to report that the US Government has agreed to order an additional 10 million doses of ACAM2000 smallpox vaccine, which is worth approximately $30m. We expect to deliver the doses in the fourth quarter of 2006. As a result, we are starting activities to establish a warm-base manufacturing capability in the US and are in advanced negotiations to finalise the long-term, warm-base manufacturing contract, which is now expected to be awarded following licensure of ACAM2000.


Discussions are also continuing with the US Government in the process to tender for a Modified Vaccinia Ankara (MVA) smallpox vaccine contract. In July, the Government requested additional information, which we submitted in mid-August, and indicated that, thereafter, its next step would be to complete discussions and request Final Proposal Revisions.


As announced on 7 September, we received a positive ruling in the MVA-related litigation. In the International Trade Commission (ITC) case, the administrative law judge ruled in Acambis' favour having invalidated each of the patent claims asserted against Acambis and denied BN's request for an exclusionary order. This decision supports our long-held view-and the view of many experts in the field-that BN has no valid patent claims. Throughout this process, we have strongly asserted our belief in our freedom to operate in the MVA field and we have now received an emphatic decision in our favour.


We continue to make good progress with encouraging data emerging from each of our clinical-stage R&D programmes. This includes results from a Phase 2 trial of MVA3000 in July, our ongoing Phase 2 trial of ChimeriVax-West Nile announced on 12 September and preliminary data from a Phase 1 trial in elderly subjects of our vaccine against Clostridium difficile (C. difficile) reported today. Data are also expected in the coming months from Phase 3 trials of our ChimeriVax-JE vaccine.


In addition, as announced yesterday, we have successfully resolved our dispute with Novartis over the ARILVAXTM yellow fever vaccine. Novartis has agreed to pay Acambis $19m (c. GBP10m) in cash to terminate the ARILVAX agreement that was established in 1999.


We have also decided to deregister from the US Securities and Exchange Act of 1934 and to delist Acambis' stock from NASDAQ. We believe the listing is no longer in shareholders' interests, particularly in the light of the additional reporting obligations and related costs imposed under Sarbanes-Oxley. We believe that the Combined Code and other UK regulations have sufficiently rigorous and more balanced governance requirements to give shareholders comfort in our management systems and that the Sarbanes-Oxley requirements are both burdensome and expensive for a company such as Acambis.



SMALLPOX FRANCHISE UPDATE


ACAM2000: warm-base manufacturing activities initiated following agreement on $30m order


The aim of the warm-base manufacturing programme is to provide the US with access to ACAM2000 smallpox vaccine production capability entirely in the US. To achieve this, all stages of the bulk production process are being transferred to our Canton, MA facility, and lyophilisation and fill/finish activities will take place at our Rockville, MD facility.


Following several months of negotiations, the US Government has agreed to place a $30m supply order with us, which will enable us to commence ACAM2000 warm-base manufacturing activities. The US Centers for Disease Control and Prevention
(CDC), which manages the US's Strategic National Stockpile (SNS), has agreed to procure an additional 10 million doses under the existing ACAM2000 supply contract, under which we produced and delivered 182.5 million doses of ACAM2000 for the SNS. We expect to supply the new 10 million-dose order from our existing vaccine inventory in 2006. Following the CDC's agreement to place the new order, we are initiating warm-base manufacturing activities.


In addition, advanced negotiations are continuing to finalise the long-term, warm-base manufacturing contract, which is expected to be awarded following licensure of ACAM2000. A Biologics License Application (BLA) for ACAM2000 is currently being reviewed by the US Food and Drug Administration (FDA). A "First Action Due Date" of 14 February 2007 has been set by the FDA.


MVA3000: response to US Government revised RFP3 tender submitted


We are continuing to pursue a contract to supply the US Government with doses of MVA attenuated smallpox vaccine under Project Bioshield. As we have previously reported, following clarification by the FDA of the requirements to achieve an Emergency Use Authorization (EUA), the US Government amended its RFP in July, following which we provided additional information, as requested, in mid-August. The next stage will be for the US Government to request Final Proposal Revisions.


In July, we published preliminary results from a randomised, double-blind, placebo-controlled Phase 2 trial. This tested multiple dose levels of MVA3000 against placebo and, for the first time, in groups of both "vaccinia naive" subjects and individuals who had previously been vaccinated against smallpox. The results were very encouraging, with 75% of subjects seroconverting (i.e., experiencing a four-fold increase or above in neutralising antibodies to vaccinia virus) after two doses, including 88% of previously vaccinated subjects seroconverting at the highest dose level after two doses. No subjects experienced vaccine-related serious adverse events and most of the adverse events were mild or moderate in nature.


MVA litigation: successful defence of freedom to operate at ITC


On 7 September, the judge at the ITC published his Initial Determination. In summary the judge:

  - invalidated each of the patent claims asserted by BN against Acambis
  - denied BN's request for an exclusionary order that would stop importation to the US of MVA3000 by Acambis; and
  - ruled that Acambis had infringed certain claims in two BN patents. However, given that the patent claims in question were found invalid, the finding of infringement has no practical effect.


Acambis has maintained since the start of the litigation that the patent claims asserted against Acambis were invalid. We are gratified that the ITC judge agreed with that understanding in his initial determination. The factual and legal rationale supporting the determination is still confidential. Once this determination is made public, it will be readily apparent that the judge's decision invalidating the patent claims is consistent and well reasoned. We anticipate the public version of the determination will be released in the next several weeks. In order to be able to provide the details from that determination as soon as possible, we have already authorised the ITC to release the initial determination with no material redactions.


BN can petition for review of this decision by a panel of ITC Commissioners, from which a Final Determination would be completed by mid-December.


In the case brought by BN against Acambis in Delaware, the judge recently granted Acambis' motion to dismiss BN's trade secret claims. As with the ITC decision on the same issue, this decision was the result of a mandatory arbitration clause in a confidential disclosure agreement between Acambis and BN that requires any such disputes between the two companies to be settled in arbitration in Frankfurt, Germany under the rules of the International Chamber of Commerce. This focuses the scope of the Delaware case on questions of improper conversion, deceptive trade practices and unfair competition. This case generally centres around BN's claim that the US National Institutes of Health (the Government agency with whom Acambis and BN have their existing contracts) was not authorised to distribute its strain of MVA to Acambis and other companies for commercial purposes. Acambis received a strain of MVA from the NIH and has employed it in each of its MVA-related contracts to date. Although it has alleged wrong-doing by the US Government, BN has restricted its claims to date directly against only Acambis. Acambis sought to add additional counterclaims against BN, which the judge denied on the basis that they were not directly related to the other allegations and not on the merits of those counterclaims. Acambis is free to bring such counterclaims in another case in Delaware.


In Europe, we and Baxter have filed oppositions with the European Patent Office
(EPO) to oppose the patent issued to BN in December 2005. The nine-month timetable for lodging oppositions ends at the end of September, following which the EPO will undertake its review. As BN's European patent is based on claims that are very similar to those used in the US, we believe that this patent will also be invalidated. There has been no change in the case brought by BN against Acambis in Austria.


We remain confident of our ability to defend our freedom to operate in all these cases.


RESEARCH AND DEVELOPMENT UPDATE


We are continuing to make good progress with our key proprietary R&D programmes.


ChimeriVax-JE: aiming to develop an improved, second-generation vaccine


We have completed vaccination of all 2,800 subjects in two Phase 3 trials of ChimeriVax-JE in the US and Australia. Serological testing and data analysis are ongoing, and we aim to provide preliminary data in the fourth quarter. We intend to apply for licensure in our key target markets and to use this as the basis for licensure in other endemic countries and for use as a travel vaccine. We also plan to initiate a paediatric trial in India shortly.


Today, the existing JE vaccine market is estimated to be worth $100-150m per annum, the vast majority of which relates to public and private markets in endemic countries. There is significant scope to expand the overall JE vaccine market by providing a single-dose, convenient and affordable vaccine. This requirement was reiterated by the World Health Organization in its recently published JE policy document, which reinforced that "vaccination is the single most important control measure"1 for JE. ChimeriVax-JE is ideally suited to this need: data to date support its use as a single-dose vaccine for initial disease protection with rapid onset and up to two years' duration of immunity; an improved safety profile compared with the existing licensed mouse-brain vaccine; and the high-yield production process ensures cost-effective manufacture at a scale sufficient to meet the needs of both the endemic and travel markets.


In addition to our partnership with Bharat Biotech in India, we are actively pursuing partnerships to support licensure and marketing of ChimeriVax-JE in other markets.


C. difficile: encouraging data from Phase 1 trial in target population


Hospital-acquired infections caused by C. difficile bacteria are an increasing problem in many developed countries, including the US, Canada and the UK. In July, the UK's Health Protection Agency published data from its second year of mandatory reporting of C. difficile-associated disease (CDAD) and recorded a 17% increase compared with 2005. There are known to be several risk factors for CDAD, including treatment with antibiotics, age, duration of hospital stay and prior C. difficile infection.


Results of a Phase 1 trial of our C. difficile vaccine in young healthy adults were announced in February 2006. We have now completed a Phase 1 trial in healthy elderly subjects aged 65 years and above, the main target population for the vaccine. The study was a randomised, double blind, placebo-controlled study to evaluate the safety, tolerability and immunogenicity of the C. difficile vaccine at different dose levels. The study included 48 healthy elderly subjects: 36 received our C. difficile vaccine and 12 subjects received placebo.


The trial produced encouraging data, with 100% seroconversion to C. difficile toxin A and 75% to toxin B with the highest dose of our vaccine. There were no vaccine-related serious adverse events and the most common vaccine-related side effects were mild in nature.


We are in the process of manufacturing further clinical trial material for the next stage of clinical testing. Future clinical trials will commence in 2007.


ChimeriVax-West Nile: completion of first Phase 2 testing for human vaccine and market launch of vaccine for horses


As announced on 12 September, we have completed the first component of the Phase 2 trial of our vaccine against the West Nile virus. Acambis' is the most advanced clinical-stage West Nile vaccine candidate, being the only one to have entered Phase 2 trials.


In this first part of the Phase 2 trial, Acambis evaluated the safety, tolerability and immunogenicity of a single dose of ChimeriVax-West Nile in healthy adults aged 18-40. In total, 112 healthy adults were enrolled into this part of the randomised, double-blind, placebo-controlled trial, which tested three different dose levels of ChimeriVax-West Nile.


The primary immunogenicity endpoint in the trial was seroconversion rate, i.e., the percentage of subjects who generated neutralising antibodies at a titre of at least 1:10. Overall, more than 98% of all subjects who received ChimeriVax-West Nile seroconverted 28 days after a single vaccination. Most of the adverse events were mild in nature.


We will now proceed with the second stage of the trial, which will involve testing ChimeriVax-West Nile in a key target market-those aged 50 and over-who have been identified by the CDC as the age group most at risk of severe disease following infection with the West Nile virus.


We are seeking partnerships to support the continued development and commercialisation of ChimeriVax-West Nile beyond the end of the current Phase 2 trial.


ChimeriVax-West Nile veterinary vaccine: PreveNile launched by Intervet


Earlier this month, Intervet Inc. announced the market launch of PreveNile in the US. PreveNile, which is the first single-dose vaccine available for primary immunisation of horses against the West Nile virus, is based on our proprietary ChimeriVax technology and was licensed to Intervet Inc. by Acambis in 2003 for veterinary applications. This is the first ChimeriVax-based vaccine to be licensed. The launch triggers a milestone payment to Acambis and we will also receive royalties from sales of PreveNile.


Influenza: progressing towards IND submission


We are on track to submit an IND application to the US FDA to commence clinical testing of ACAM-FLU-A early in 2007. This is the first vaccine candidate being developed under our influenza programme and is designed as a universal vaccine to protect against all 'A' strains of influenza. As such, it could be a candidate for a pandemic influenza vaccine as all pandemics to date have been caused by "A" strains of the virus.


VIVOTIF(R)


Sales of Vivotif(R), the oral typhoid vaccine we sell and distribute in North America, have continued to perform in line with expectations. The competitor vaccine is now well-established in the market again, having been unavailable for part of 2005. The sales in the year-to-date indicate that we have successfully retained some of the market share gained during that period.


ARILVAXTM


After several years of uncertainty, we have reached resolution and signed an agreement to settle the long-standing ARILVAX-related dispute with Novartis AG (Novartis). This dispute arose under an agreement that had been established in 1999 and from non-performance by predecessor companies acquired by Novartis. Under the settlement agreement, Novartis will pay $19m
(c. GBP10m) to compensate Acambis and has granted Acambis an exclusive option to negotiate a licence to the worldwide rights to the ARILVAX product.


FINANCIAL REVIEW


The financial results, prepared under the Group's accounting policies based on International Financial Reporting Standards, for the three months (Q2) and six months (H1) ended 30 June 2006 are presented below. The narrative reflects a comparison of our activities in 2006 and 2005, and, unless otherwise stated, the comparative figures in parentheses relate to the equivalent period in 2005.


Trading results


Revenue in Q2 was GBP4.6m (2005 - GBP6.4m) and for H1 was GBP10.6m (2005 - GBP12.4m). The main sources of revenue were our two contracts with the NIAID for MVA3000, our fixed-price 155 million-dose smallpox contract with the CDC and product sales of Vivotif. The higher levels of revenue in 2005 reflected more intensive levels of activity on government contracts.


Cost of sales for Q2 was GBP3.3m (2005 - GBP5.0m) and for H1 was GBP7.5m (2005 - GBP8.9m) and represents costs on all of the above programmes. Our gross profit margin in Q2 was 28.3% (2005 - 21.9%) and H1 was 29.2% (2005 - 28.2%).


R&D costs in the first half of the year continued to be in line with management expectations and were consistent with the full year guidance provided in March 2006. Costs in Q2 were GBP10.5m (2005 - GBP7.5m) and in H1 were GBP20.3m (2005 - GBP14.7m), which reflects the significant investment in later-stage clinical trials, most notably Phase 3 trials for ChimeriVax-JE. In addition, process development and manufacturing work for our R&D projects continues to be recorded against R&D costs.


Sales and marketing costs in Q2 remained at GBP0.7m (2005 - GBP0.7m) and in H1 at GBP1.3m (2005 - GBP1.3m). Administrative costs in Q2 increased to GBP2.0m (2005 - GBP1.0m) and in H1 to GBP5.2m (2005 - GBP2.1m). The increase seen in Q2 is in part as a result of a further provision to support the MVA ITC litigation, however the majority of the increase seen in H1 related to previously reported one-off abortive acquisition costs incurred in the first quarter.


The pre-tax loss increased in Q2 to GBP11.5m (2005 - GBP7.0m) and in H1 to GBP22.9m (2005 - GBP12.8m) principally as a result of reduced revenues and increased R&D costs to progress the pipeline.



Balance sheet highlights


i)          Cash/debtors


The short-term investments and cash balance of the Group at 30 June 2006 stood at GBP40.4m (31 December 2005 - GBP68.0m). As noted in our results for the first quarter of 2006, we saw an unusually high level of cash consumption to 31 March 2006 as, in addition to normal operating expenditures, we made large payments relating to the Phase 3 trials for ChimeriVax-JE, litigation expenses relating to MVA and abortive acquisition costs. As a result, the level of cash expenditure declined in Q2. Trade and other receivables decreased to GBP5.0m at 30 June 2006 (31 December 2005 - GBP20.6m), in part as a result of payments received in the first quarter of 2006 from the NIAID, under the MVA3000 contract, for the shipment of 500,000 doses of MVA3000 vaccine.


ii)          Inventory/current liabilities


Inventory levels remained constant at GBP3.4m at 30 June 2006 (31 December 2005
- GBP3.6m). Inventory principally represents work-in-progress and finished goods in relation to our ACAM2000 and Vivotif vaccines.


Current liabilities at 30 June 2006 reduced significantly to GBP23.5m (31 December 2005 - GBP46.8m), principally due to large trade creditor payments made during the first quarter of 2006, most notably to Baxter for the production of the 500,000 doses of MVA3000.


iii)         Lease financing and overdraft facilities


The combined balance on our US dollar-denominated financing facilities reduced in the six months to 30 June 2006 to GBP10.1m (31 December 2005 - GBP12.8m) as a result of the lease-financing facility continuing to be paid down. The balance on this facility was GBP4.9m at 30 June 2006 (31 December 2005 - GBP7.2m). The balance on the ARILVAX overdraft facility at 30 June 2006 was GBP3.8m (31 December 2005 - GBP4.0m). The remaining balance at 30 June 2006 was GBP1.4m
(31 December 2005 - GBP1.6m) which relates to the discounted value of the future payments for the Rockville fill/finish facility acquired in 2005, payable between 2006 and 2017.



BOARD CHANGES


At the end of this month, I will stand down as Chairman of Acambis after more than seven years in the role. I will also leave the Board, having served in a non-executive capacity for more than a decade. I am proud of what the Board, management and employees of Acambis have achieved during that time and am particularly pleased to see the significant efforts of recent months and years coming to fruition, highlighted by the latest announcements. I am delighted that, in handing over to Dr Peter Fellner, the Chairmanship role is being taken by someone with such extensive industry knowledge and a remarkable track record. I know that, between him, Gordon Cameron and the rest the Board, I leave Acambis in very capable hands.


My final task as Chairman is to acknowledge the immeasurable contribution of Dr Thomas Monath to Acambis, and its US predecessor, OraVax, in the last 14 years. We announced in May that Tom would be standing down as Chief Scientific Officer and we were pleased to retain his direct involvement as a Non-executive Director until the beginning of September. I know that Tom continues to take a keen interest in Acambis' affairs, particularly given his personal commitment to the ChimeriVax and ACAM2000 programmes. I would like to record the Board's thanks for the passion and innovation he has contributed to the Company.



OUTLOOK AND GUIDANCE


As a result of recent changes, including the new US Government ACAM2000 order and the rescheduling of activities for our existing US Government MVA contract, we are raising our guidance for 2006 predictable revenues from below GBP20m to around GBP30m and revising the gross profit margin upwards. In addition, we will receive $19m (c. GBP10m) of cash from Novartis for the ARILVAX settlement agreement.


We will continue to drive to achieve our remaining goals between now and the end of the year. We intend to publish data from our ChimeriVax-JE Phase 3 trials, and to initiate work to develop a paediatric database in India. We also look forward to resolution of the US Government MVA procurement process, which, together with the recent positive developments with ACAM2000 warm-base manufacturing, the ARILVAX settlement and the ITC litigation removes a number of near-term uncertainties that have been impacting the Company recently. This creates a stronger platform for Acambis' future.



                                     -ends-



References

(1) WHO Position Paper, 25 August 2006


A meeting and conference call for analysts will be held today at 9.00 am BST. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until 20 September 2006 on telephone number UK: +44 (0) 20 7365 8427 and US: +1 617 801 6888. The pin code is 11414363. A webcast of the call will also be available via Acambis' website at www.acambis.com. The webcast replay will be available for 12 months until 13 September 2007.



Contacts


Acambis plc                                        Today                    Thereafter
Gordon Cameron, Chief Executive Officer            +44 (0) 20 7831 3113     +44 (0) 1223 275 300
David Lawrence, Chief Financial Officer            +44 (0) 20 7831 3113     +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and IR          +44 (0) 20 7831 3113     +44 (0) 1223 275 300

Financial Dynamics
David Yates/Anna Keeble                            +44 (0) 20 7831 3113



About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States since 1999, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:


The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.





Results for the six months ended 30 June 2006

Group income statement


                                            Three months   Three months     Six months   Six months            Year
                                                   ended          ended          ended        ended           ended
                                                 30 June        30 June        30 June      30 June     31 December
                                                    2006           2005           2006         2005            2005
                                             (unaudited)    (unaudited)    (unaudited)  (unaudited)       (audited)
                                                    GBPm           GBPm           GBPm         GBPm            GBPm
Revenue                                              4.6            6.4           10.6         12.4            40.9
Cost of sales                                      (3.3)          (5.0)          (7.5)        (8.9)          (27.6)
                                                   _____          _____          _____        _____           _____
Gross profit                                         1.3            1.4            3.1          3.5            13.3

Research and development costs                    (10.5)          (7.5)         (20.3)       (14.7)          (34.1)
Sales and marketing costs                          (0.7)          (0.7)          (1.3)        (1.3)           (2.6)
Administrative costs                               (2.0)          (1.0)          (5.2)        (2.1)           (7.7)
Other operating income: Fair value of                  -              -              -            -             0.4
shares received for grant of licence
                                                   _____          _____          _____        _____           _____
Operating loss                                    (11.9)          (7.8)         (23.7)       (14.6)          (30.7)

Finance income                                       0.5            1.0            1.1          2.2             4.0
Finance costs                                      (0.1)          (0.2)          (0.3)        (0.4)           (1.0)
                                                   _____          _____          _____        _____           _____
Loss on ordinary activities before                (11.5)          (7.0)         (22.9)       (12.8)          (27.7)
taxation

Taxation: UK                                       (0.7)          (1.1)          (0.7)        (0.7)           (1.7)
Taxation: Overseas                                     -            3.4            0.1          4.4             2.4
                                                   _____          _____          _____        _____           _____
Loss on ordinary activities after                 (12.2)          (4.7)         (23.5)        (9.1)          (27.0)
taxation
                                                   _____          _____          _____        _____           _____

Basic and diluted loss per share (in             (11.4)p         (4.4)p        (21.9)p       (8.5)p         (25.2)p
pence)
Basic loss per ADR (in $) (note 2)               $(0.42)        $(0.16)        $(0.81)      $(0.30)         $(0.87)
Weighted average number of ordinary          107,275,723    107,162,576    107,274,356  107,149,383     107,211,367
shares in issue - basic and diluted




Group balance sheet as at 30 June 2006


                                                               As at                 As at                As at
                                                             30 June               30 June          31 December
                                                                2006                  2005                 2005
                                                         (unaudited)           (unaudited)            (audited)
                                                                GBPm                  GBPm                 GBPm
Non-current assets
Goodwill                                                        14.7                  15.5                 14.9
Other intangible assets                                          3.7                   4.1                  4.2
Property, plant and equipment                                   16.7                  21.3                 19.8
Deferred tax asset                                                 -                     -                  0.3
Financial assets: available for sale                             0.6                     -                  0.6
investments
Other non-current assets                                         0.3                     -                    -
                                                               _____                 _____                _____
                                                                36.0                  40.9                 39.8
Current assets
Inventory                                                        3.4                   5.2                  3.6
Current tax assets                                               0.2                   4.6                  1.3
Trade and other receivables                                      5.0                  11.2                 20.6
Financial assets: derivative financial                           0.1                     -                  0.1
instruments
Liquid investments                                              10.0                  17.8                 18.8
Cash and cash equivalents                                       30.4                  64.4                 49.2
                                                               _____                 _____                _____
                                                                49.1                 103.2                 93.6
Current liabilities
Financial liabilities:
- short-term borrowings                                        (3.8)                 (3.9)                (4.0)
- short-term financial liabilities                             (5.0)                 (3.4)                (7.2)
Trade and other payables                                       (6.7)                 (8.0)               (16.1)
Accruals and deferred income                                   (4.4)                (19.1)               (14.1)
Income tax payable                                             (1.5)                     -                (3.1)
Provisions                                                     (2.1)                     -                (2.3)
                                                               _____                 _____                _____
                                                              (23.5)                (34.4)               (46.8)
                                                               _____                 _____                _____

Net current assets                                              25.6                  68.8                 46.8
                                                               _____                 _____                _____

Total assets less current liabilities                           61.6                 109.7                 86.6

Non-current liabilities
Investment in Joint Venture                                    (0.3)                 (0.3)                (0.3)
Long-term financial liabilities                                (1.3)                 (6.6)                (1.6)
Other non-current liabilities                                      -                 (0.5)                    -
Deferred tax liabilities                                       (1.5)                 (1.6)                (1.7)
                                                               _____                 _____                _____
                                                               (3.1)                 (9.0)                (3.6)
                                                               _____                 _____                _____

Net assets                                                      58.5                 100.7                 83.0
                                                               _____                 _____                _____

Shareholders' equity
Share capital                                                   10.7                  10.7                 10.7
Share premium                                                   98.0                  97.9                 98.0
Other reserves                                                 (2.2)                 (0.6)                (0.9)
Retained earnings                                             (48.0)                 (7.3)               (24.8)
                                                               _____                 _____                _____
Total shareholders' equity                                      58.5                 100.7                 83.0
                                                               _____                 _____                _____





Group cash flow statement


                                             Three months   Three months     Six months   Six months           Year
                                                    ended          ended          ended        ended          ended
                                                  30 June        30 June        30 June      30 June    31 December
                                                     2006           2005           2006         2005           2005
                                              (unaudited)    (unaudited)    (unaudited)  (unaudited)      (audited)
                                                     GBPm           GBPm           GBPm         GBPm           GBPm
Operating activities
Loss on ordinary activities before tax             (11.5)          (7.0)         (22.9)       (12.8)         (27.7)
Depreciation and amortisation                         0.9            1.0            2.0          2.1            5.3
Decrease/(increase) in working capital                1.4          (3.6)          (3.8)        (0.3)          (2.8)
Other non-cash movements                            (0.6)          (0.3)          (1.0)        (0.1)          (0.7)
Net finance costs                                   (0.4)          (0.8)          (0.8)        (1.8)          (3.0)
Taxes (paid)/received                               (0.2)            0.2          (0.9)        (5.0)          (0.4)
                                                    _____          _____          _____        _____          _____
Cash flows from operating activities               (10.4)         (10.5)         (27.4)       (17.9)         (29.3)

Investing activities
Purchase of business operations                         -          (0.2)              -        (0.2)          (1.7)
Purchase of intangibles                                 -              -          (0.1)            -          (0.4)
Purchase of property, plant and                     (0.3)          (2.2)          (0.5)        (2.6)          (3.7)
equipment
Proceeds from sale of property, plant                 0.5              -            0.5            -              -
and equipment
                                                    _____          _____          _____        _____          _____
Cash flows used in investing activities               0.2          (2.4)          (0.1)        (2.8)          (5.8)

Financing activities
Interest element of finance lease                       -          (0.1)          (0.2)        (0.3)          (0.6)
payments
Interest paid                                       (0.1)          (0.1)          (0.1)        (0.1)          (0.2)
Interest received                                     0.6            0.9            1.3          2.0            3.8
Proceeds from issue of shares                           -            0.1              -          0.1            0.2
Purchase of own shares                                  -              -              -            -          (0.2)
Capital element of finance lease                    (0.2)          (0.8)          (1.9)        (1.6)          (3.3)
payments
Purchase of liquid investments                          -              -          (6.1)       (12.0)         (34.8)
Sale of liquid investments                            6.1            3.5           14.9         15.0           36.8
                                                    _____          _____          _____        _____          _____
Cash flows from financing activities                  6.4            3.5            7.9          3.1            1.7
                                                    _____          _____          _____        _____          _____

Decrease in cash and cash equivalents               (3.8)          (9.4)         (19.6)       (17.6)         (33.4)

Net foreign exchange difference                       0.6            0.8            0.8          1.0            1.6
Cash and cash equivalents opening                    33.6           73.0           49.2         81.0           81.0
balance
                                                    _____          _____          _____        _____          _____
Cash and cash equivalents closing                    30.4           64.4           30.4         64.4           49.2
balance
                                                    _____          _____          _____        _____          _____





Reconciliation of movements in Group shareholders' equity

                                                              As at                As at                As at
                                                            30 June              30 June          31 December
                                                               2006                 2005                 2005
                                                        (unaudited)          (unaudited)            (audited)
                                                               GBPm                 GBPm                 GBPm

Retained loss for the period                                 (23.5)                (9.1)               (27.0)
(Loss)/gain on foreign currency exchange                      (1.3)                  1.9                  1.6
Revaluation of available for sale investments                     -                    -                  0.1
Credit in respect of employee share schemes                     0.3                  0.5                  0.8
                                                              _____                _____                _____
                                                             (24.5)                (6.7)               (24.5)
New share capital subscribed                                      -                  0.1                  0.2
Purchase of Treasury shares                                       -                (0.2)                (0.2)
                                                              _____                _____                _____
Net decrease in shareholders' equity                         (24.5)                (6.8)               (24.5)
Opening shareholders' equity                                   83.0                107.5                107.5
                                                              _____                _____                _____
Closing shareholders' equity                                   58.5                100.7                 83.0
                                                              _____                _____                _____




Notes


1.             Basis of preparation

The financial information for the three and six months ended 30 June 2006 and 30 June 2005 is unaudited and has been prepared in accordance with the Group's accounting policies which are based on IFRS as adopted by the European Union and the Listing Rules of the Financial Services Authority. IAS 34 'Interim Financial Reporting' has not been applied in preparing these financial results. The financial information for the year ended 31 December 2005 has been prepared under IFRS. The auditors have reviewed the results for the six months ended 30 June 2006 and their report is attached.


This summary of results does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The 2005 financial statements, which were approved at the 2005 Annual General Meeting on 23 June 2006, have been reported on by the Company's auditors and subsequently delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.



2.             Loss per ADR (basic)

Each American Depository Receipt ("ADR") represents two ordinary shares. The basic loss per ADR is calculated by multiplying the loss per ordinary share by a factor of two and then multiplying by the prevailing US dollar exchange rate at the end of the relevant period. The exchange rates used are 1.8496, 1.7925 and
1.7168 for the six months to 30 June 2006, 30 June 2005 and year to 31 December 2005 respectively.


3.             Directors' responsibility

The Directors are responsible for the maintenance and integrity of the Group's website. The Company notes that UK legislation governing the preparation and dissemination of financial information may differ from that required in other jurisdictions.



Independent review report to Acambis plc


Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises the group income statement, group balance sheet information as at 30 June 2006, group cash flow statement, reconciliation of movements in group shareholders' equity and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.


Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the London Stock Exchange require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.


This interim report has been prepared in accordance with the basis set out in
Note 1.


Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.


Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.


PricewaterhouseCoopers LLP

Chartered Accountants

Cambridge

13 September 2006











                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 13 September, 2006                        ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.